AUGUST 2003

Kenmar Global Trust (KGT) ended August up +0.19% as gains in global stock indices and energies offset losses in US interest rates, metals and grains. The Net Asset Value per unit of KGT was $110.67 as of August 31, 2003.

Allocation of Assets to Advisors

                  Aug 1 2003    Sep 1 2003
                  ----------    ----------
Graham               30%            30%
Grinham              38%            37%
Transtrend           32%            33%


Improving economic data in the US, indicating that the world's biggest economy is recovering from a three-year slump, sent stock markets around the world to multi-month highs. The US' tech-heavy NASDAQ Index posted its seventh straight positive month, netting +4.4%. Other US stock indices also outperformed, including the Dow Jones Industrial Average and the S&P 500 (+2.0% and +1.8% respectively.) Japan's NIKKEI Index posted a fourth straight positive return, gaining +8.2% in August. European bourses ended slightly higher for the month, dragged down slightly by news that the German economy is technically in recession.

After tumbling in July, US Treasury markets traded flat for August; European fixed income markets tracked the US. A resurgent Japanese equity market sent Japanese Government Bond prices to a 17-month low and pushed yields to a level three times greater than in June.

US dollar bulls took center stage in August and pushed the currency to a 14-week high against the euro. Retail sales and industrial production both surprised on the upside and rising consumer prices eased deflationary fears. Along with improved second quarter growth data, and continued optimism from the Federal Reserve, indications remained for a strengthening US currency. On the other hand, the euro fell to four month lows against the dollar and the yen, as investors compared eurozone weakness with recovery signs in the US. The British pound and Swiss franc ended the month lower. In Asia, the yen reached three-month highs versus the greenback and rose sharply against the euro after Bank of Japan data showed the bank had not intervened, as suspected, during August. The Canadian dollar weakened against its US counterpart as a mix of poor data, bearish official comment and continuing problems with the power failure hit sentiment in the currency.

In the commodities, gold prices surged on profit taking. Energy prices experienced volatile price action amid supply concerns. Wheat prices rose on a combination of US export business and increasing concerns over a shortage of world supplies. Similarly, soybean prices rallied on perception that hot and dry weather conditions across much of the Midwest could hurt final yield potential and ultimately hinder production prospects for the year. Alternatively, coffee and sugar prices ended the month lower.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,



Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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                               KENMAR GLOBAL TRUST

                           Unaudited Account Statement
                      For the Month Ending August 31, 2003


                            STATEMENT OF INCOME(LOSS)
                            -------------------------

TRADING INCOME (LOSS)

Realized Trading Gain/(Loss)                                       ($132,387.70)
Change in Unrealized Gain/(Loss)                                    $378,152.95
Gain/(Loss) on Other Investments                                      $5,035.98
Brokerage Commission                                               ($181,073.10)
                                                                   ------------
Total Trading Income                                                 $69,728.13

EXPENSES

Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                         $5,578.24
Management Fees                                                           $0.00
Offering Fees                                                        $10,000.00
Incentive Fees                                                       $19,970.52
Other Expenses                                                            $0.00
                                                                   ------------
Total Expenses                                                       $38,882.09

INTEREST INCOME                                                       $9,979.17

NET INCOME(LOSS) FROM THE PERIOD                                     $40,825.21
                                                                   ============

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                $21,728,771.54
Addition                             $688,401.52
Withdrawal                          ($461,651.47)
Net Income/(Loss)                     $40,825.21
                                  --------------
Month End                         $21,996,346.81

Month End NAV Per Unit                   $110.67

Monthly Rate of Return                      0.19%
Year to Date Rate of Return                -0.09%



                    To the best of our knowledge and belief,
                the information above is accurate and complete:


/s/ Kenneth A. Shewer, Chairman                   /s/ Marc S. Goodman, President

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust